UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the registration statement of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”) on Form F-3 (Registration Number 333-295617) and the related prospectuses, as such Registration Statement and prospectuses may be amended from time to time.

TABLE OF CONTENTS

EXHIBIT
99.1	Underwriting Agreement dated May 13, 2026
99.2	Press release dated May 14, 2026 – Vesta Announces Pricing of Follow-On Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: May 14, 2026